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SE 14045740 MMISSION

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CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8 - 44141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V.B.C. SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE
(No. and Street)

CLIFTON	NJ	07015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER MASTRIANO 973-928-5400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name – *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 3/14/14

OATH OR AFFIRMATION

I, PETER MASTRIANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V.B.C. SECURITIES, LLC, as of 31-Dec 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Peter Mastriano
Signature

Managing Member
Title

Maria E. Sniezek
Notary Public

MARIA E. SNIEZEK NOTARY PUBLIC STATE OF NEW JERSEY EXP. 02/22/2016 NO. 2085768

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

V.B.C. SECURITIES, LLC

Statement of Financial Condition

December 31, 2013

Public

Financials

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

V.B.C. SECURITIES, LLC

Statement of Financial Condition

December 31, 2013

V.B.C. Securities, LLC

Table of Contents

December 31, 2013

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report

To the Members of
V.B.C. Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of V.B.C. Securities, LLC (a limited liability company) as of December 31, 2013, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of V.B.C. Securities, LLC as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Weinberg, Molé, Kurtz + Goldfarb, LLP

Woodbury, New York
February 5, 2014

V.B.C. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash and cash equivalents	$	111,758
Commissions and sales fees receivable		62,039
Good faith deposit and other clearing accounts		51,421
Prepaid expenses and other		4,641
Furniture and equipment, net of accumulated depreciation of $37,985		1,517
Goodwill		770,000
Total assets	$	1,001,376

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	13,692
Total liabilities	$	13,692
Members' equity	$	987,684
Total liabilities and members' equity	$	1,001,376

The accompanying notes are an integral part of this financial statement.

V.B.C. Securities, LLC

Notes to Financial Statement
December 31, 2013

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

V.B.C. Securities, LLC ("the Company"), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company's business consists substantially of commissions based on customer transactions and fees from the sale of investment products. Commission revenues are recorded on a trade date basis. Sales fees are recorded when earned. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 5, 2014, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Good Faith Deposit

At December 31, 2013 the Company maintained a Good Faith Deposit of $50,000 with its clearing broker. The entire deposit is invested in a money market fund which maintains a constant $1 per share value.

Goodwill

As part of the acquisition of the assets of the Company, goodwill was recorded based on the excess of the purchase price over the fair market value of the assets purchased. Goodwill is reviewed by the Company for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. During 2013, the Company determined that no impairment has occurred

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided on the straight-line basis using estimated useful lives. Depreciation expense for the year amounted to $5,857.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $203,517 which was $153,517 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

NOTE 6 – CREDIT AND OFF BALANCE SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The company rents office space pursuant a lease term expiring September 30, 2014. The lease provides for monthly rent at the rate of $2,250 and annual renewals at the same rate at the discretion of the Company.

NOTE 8 – INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to income taxes.

NOTE 7 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a Simple IRA retirement plan upon completion of service requirements. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. During 2013, the Company's matching contributions amounted to $1,815.

NOTE 8 - FAIR VALUE MEASUREMENTS

Auditing Standards Codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

NOTE 8 - FAIR VALUE MEASUREMENTS *(continued)*

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities, if any, to be valued using Level 1 inputs.

Supplementary Information

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
V.B.C. Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of V.B.C. Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of V.B.C. Securities, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woodbury, New York
February 5, 2014

VBC Securities, LLC *... where vision builds confidence™*
Established 1970 | Member: FINRA, SPIC

348 Clifton Avenue
PO Box 4938
Clifton, NJ 07015

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

To: SEC
From VBC Securities, LLC
Re: Yearend Financials and related filings
For Year End 2013

Included in this package are two sets of financial statements for VBC Securities, LLC. We are requesting confidential treatment for our full financial statement package. We have provided a financial statement package for Public disclosure and have labeled "Public". We have also provided a package to be treated as confidential and marked it "Confidential".

Thank you,

VBC Securities, LLC

VBC Securities, LLC
Toll Free: (877) 982-2732; Main: (973) 928-5400; Fax: (973) 928-5402
Member: FINRA, SIPC
www.vbcsecurities.com